UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), hereby announces that, pursuant to its discussions with its auditor, Marcum Asia CPAs LLP, there will be a delay in filing the Company’s Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) from the Company’s initial planned filing date of April 15, 2025. The delay is due to procedural and administrative reasons and does not reflect any material misstatement or concern with the financial health of the Company as of April 14, 2025. The Company is working closely with its auditor to complete the necessary steps and expects to file the Form 20-F as soon as reasonably possible.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: April 16, 2025	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer
(Principal Executive Officer)

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